Exhibit (a)(1)
FOR IMMEDIATE RELEASE

Contact Information:
D.F. King & Co., Inc.	Ric DeCastro
(800) 967-5079	Investor Relations
crft@dfking.com	(972) 393-3800
investorrelations@craftmade.com
CRAFTMADE BOARD OF DIRECTORS REJECTS
LITEX’S HOSTILE TENDER OFFER
Litex’s Offer Significantly Undervalues Craftmade
Board Strongly Urges Stockholders Not to Tender Shares into Litex’s Offer
COPPELL, TEXAS, March 15, 2010 — Craftmade International, Inc. (OTCQX: CRFT) (“Craftmade” or the “Company”) today announced that its Board of Directors, after careful consideration with its financial and legal advisors, voted unanimously to reject the unsolicited, conditional tender offer from Litex Industries, Limited (“Litex”) to acquire all outstanding common shares of Craftmade at a price of $5.25 per share in cash. The Board unanimously recommends that Craftmade stockholders not tender their shares into Litex’s offer.
The basis for the Board’s recommendation with respect to the Litex tender offer is set forth in Craftmade’s Schedule 14D-9 that will be filed today with the Securities and Exchange Commission (“SEC”).
“Although we appreciate Litex’s interest in Craftmade, it doesn’t begin to recognize the intrinsic value of our company,” commented James R. Ridings, Craftmade’s founder and Chairman of the Board. “Their interest, while understandable, is ill-timed for Craftmade stockholders who stand to take advantage of our company’s upside as the industry it serves recovers. We believe that we are extremely well-positioned to take advantage of market opportunities when industry conditions improve.” Mr. Ridings concluded, “As a significant stockholder of Craftmade, I do not believe that it is in our best interests to sell at this time.”
The reasons for the Craftmade’s recommendation to reject Litex’s offer, which the Company detailed in its Schedule 14D-9 filing, include:
Litex’s Offer significantly undervalues Craftmade. Litex’s Offer does not reflect the underlying value of Craftmade’s assets, operations and strategic plan, including its industry-leading position and future growth prospects. Craftmade believes that the price offered by Litex does not place value on its furniture business recently acquired from Woodard. Since its founding, Craftmade has delivered superior results for its stockholders and, by virtue of its industry position, strategic direction, management, and culture, Craftmade is poised to continue to provide superior results for its stockholders. Craftmade’s Board is confident that Craftmade will, consistent with its history, deliver greater value to its stockholders by executing its strategic plan than would be obtained under Litex’s Offer.

The timing of Litex’s Offer is extremely opportunistic. Litex is trying to obtain the future value of Craftmade at a bargain price. Craftmade has positioned itself to realize significant benefits as the economy emerges from the recession, which makes the timing of Litex’s Offer the wrong time to sell. Despite the challenges faced by the housing industry the last few years, the Company has continued to introduce innovative and distinctive products at an increasing pace.
Craftmade has received an inadequacy opinion from its financial advisor. B. Riley & Co., LLC rendered an opinion to Craftmade’s Board that the consideration proposed to be paid to the holders of Craftmade’s shares (other than Litex or its affiliates) pursuant to Litex’s Offer was inadequate from a financial point of view to such holders.
The Consummation of Litex’s Offer and the proposed merger is illusory and highly uncertain. The amount that Litex discloses it has to complete the Offer and pay off the Company’s indebtedness is $7 million short based on the amount of debt Litex estimated the Company has. This shortfall is actually closer to $19 million because the Company’s debt has increased since year-end to fund ordinary seasonal increases in working capital. In addition, the numerous conditions of Litex’s Offer, many of which may be asserted by Litex in its sole discretion, create significant uncertainty and risk as to whether Litex’s Offer can be completed and the timing for completion.
“During this industry downturn, our strong management team has worked hard to create a lean and efficient company,” stated J. Marcus Scrudder, Chief Executive Officer of Craftmade. “Over the past two years, we’ve introduced the most innovative and robust product lines in the company’s history. We’ve done all of this with the best interests of our stockholders in mind, and I believe they deserve to reap the rewards and returns of these efforts.”
The Board also took action under Craftmade’s stockholder rights plan to defer the distribution of rights that would otherwise occur ten business days after the announcement of Litex’s offer, which action is further described in Craftmade’s Schedule 14D-9.
The Company’s Schedule 14D-9 filing will be available on the SEC’s web site, http://www.sec.gov.
B. Riley & Co., LLC is serving as financial advisor, and Haynes and Boone, LLP is serving as legal counsel to Craftmade.
About Craftmade
Founded in 1985, Craftmade is engaged in the design, manufacturing, distribution, and marketing of a broad range of home décor products, including proprietary ceiling fans, lighting products, and outdoor furniture. The Company distributes its premium products through a network of independent showrooms and mass retail customers through its headquarters and distribution facility in Coppell, Texas and manufacturing plant in Owosso, Michigan. More information about Craftmade can be found at www.craftmade.com.
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ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer commenced by Litex Acquisition #1, LLC, a wholly-owned subsidiary of Litex, Craftmade will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF CRAFTMADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE AND OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Craftmade through the web site maintained by the SEC at http://www.sec.gov.